

Allthenticate, Inc.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

Allthenticate

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chad's Savings	0.00
Total Bank Accounts	**$0.00**
Total Current Assets	**$0.00**
TOTAL ASSETS	**$0.00**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner's Investment	3,673.56
Retained Earnings	0.00
Net Income	-3,673.56
Total Equity	**$0.00**
TOTAL LIABILITIES AND EQUITY	**$0.00**

Allthenticate

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	$0.00
Expenses	
Advertising & Marketing	332.04
Legal & Professional Services	2,080.00
Meals & Entertainment	356.00
Office Supplies & Software	356.38
Research & Development	549.14
Total Expenses	$3,673.56
NET OPERATING INCOME	$ -3,673.56
NET INCOME	$ -3,673.56

Allthenticate

CONSOLIDATED STATEMENT OF EQUITY
As of December 31, 2019

	Amount	
Beginning Balance (January 1)	$0.00	
Stock Contributions/Distributions		
Common Stocks	Value	Shares
Founders Equity	$900.00	9000000
ESOP (not issued)	$100.00	1000000
Income/(Loss)		
Owner's investment	$3,673.56	
Retained Earnings	$0.00	
Net Income/(Loss)	-$3,673.56	
Ending Balance (December 31)	$0.00	

Allthenticate

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-3,673.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	$ -3,673.56
FINANCING ACTIVITIES	
Owner's Investment	3,673.56
Net cash provided by financing activities	$3,673.56
NET CASH INCREASE FOR PERIOD	$0.00
CASH AT END OF PERIOD	$0.00

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (October 21, 2019) through December 31, 2019.

Allthenticate, Inc. was incorporated in the State of Delaware on October 21, 2019.

Allthenticate, is building an all-in-one, secure, smartphone-based solution for companies' authentication needs (i.e., both physical and digital access control), which allows employees to seamlessly interact with their workplace without ever worrying about keys, passwords, 2FA codes, or for that matter, authentication at all.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of Allthenticate, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. On December 31, 2019, the balance of inventory related to finished goods was $0 and the balance related to work in progress was $0.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $0 in revenue from inception of October 21, 2019 through December 31, 2019.

Warranty Reserve

The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimates the cost of satisfying warranty claims based on analysis of past experience and provides for future claims in the period the revenue is recognized.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $549.14 for the year ending December 31, 2019.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment totalled $0 as of December 31, 2019

4. Loans Receivable – Related Parties

The Company has not provided or received any loans as of December 31, 2019. There is no Interest accrued annually at the applicable federal rate.

5. Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is one million (1,000,000), consisting of ten million (10,000,000) shares of Common Stock, $0.0001 par value per share. As of December 31, 2019, 9,000,000 shares have been issued and 1,000,000 are outstanding.